November 27, 2012

Jonathan Groff, Esq. Staff Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0404

Re:	ORBCOMM Inc. Form 10-K for the fiscal year ended December 31, 2011 Filed March 15, 2012 File No. 001-33118

Dear Mr. Groff:

As a follow-up to my telephone conversation on Monday, November 26, 2012, with you, I am writing to confirm that ORBCOMM Inc. (the “Company”) is in receipt of the letter dated November 15, 2012 from Mr. Larry Spirgel, Assistant Director, providing comments on the above-referenced filing of the Company.  As we discussed, the Company hereby requests that the deadline for it to respond to the comment letter be extended by ten business days to December 14, 2012.

If you have any questions with regard to the foregoing or require additional information, please contact me at (703) 433-6361.

Very truly yours,
/s/ /Christian G. Le Brun
Executive Vice President and General Counsel

VIA EDGAR
cc:	Mr. Larry Spirgel, Assistant Director
Kathleen Krebs, Esq., Special Counsel
Mr. Joseph Cascarano, Staff Accountant
Ms. Ivette Leon, Assistant Chief Accountant